June 4, 2008

Mr. Matt McNair, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Tompkins Financial Corporation
Form 10-K
Filed March 17, 2008
File No. 1-12709

Dear Mr. McNair:

          This letter will address your questions concerning our response, dated May 22, 2008 (the “Company’s Response”), to Item 2 of the comment letter dated May 5, 2008 (the “Comment Letter”) furnished to Tompkins Financial Corporation (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Report”).1

          Specifically, you have requested more detail in connection with the Company’s response to Item 2 of the Comment Letter, which is repeated below in italics:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Philosophy, Policy, and Process … page 13

2.        This section discloses that certain performance targets are used to establish base salary and annual bonus compensation. However, it does not disclose the specific targets so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. In future filings, please disclose the performance targets used to establish compensation. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

1 As noted in the Company’s Response, the Comment Letter states that it has been issued in connection with the Company’s most recent 10-K, but the page references contained therein are to the Company’s most recent Proxy Statement. The Company has responded on the basis of the cross-referenced pages to its most recent Proxy Statement.

As the Company indicated in its most-recent proxy statement, the Company’s Compensation Committee considered a variety of raw data in connection with compensation decisions, including without limitation the following five (5) items referred to in the proxy statement:

(1)	Net Income as compared to internal targets

(2)	Increases in Earnings Per Share (“EPS”) over the TTM

(3)	Return-on-Assets (“ROA”), as ranked in the Federal Reserve Bank Holding Company Performance Report (Peer Group Percentile)

(4)	Increases in the Company’s stock price

(5)	Return-on-Equity (“ROE”), as ranked in the Federal Reserve Bank Holding Company Performance Report (Peer Group Percentile)

Although the Compensation Committee considered these factors, it has not historically set any specific performance targets or computed compensation pursuant to any specific formulas that are keyed to those factors. Rather, the performance of the Company, including its performance in the specified areas, is taken into consideration by the Compensation Committee in establishing compensation levels. That being said, to the extent that these or similar factors are considered in connection with future determinations of compensation, the Company will consider further disclosure as described below.

          With respect to the Company’s net income, as compared with internal targets, the Company believes that disclosure of internal net income targets, even on an after-the-fact basis, would result in competitive harm to the Company. As we indicated in our prior response, the Company does not make earnings projections or otherwise disclose projected results, so that internal targets remain confidential commercial and financial information. The internal targets established by the Company take into account certain plans, programs and opportunities that may include specific acquisitions or plans for organic growth that may or may not, in any particular year, come to fruition. As a result, disclosure of internal targets would compromise the Company’s planning and would enable competitors to gain insight into the Company’s achievement of strategic objectives.

          As to the remaining items identified, some, like historical earnings per share and stock prices, are already are a matter of public record and disclosure will be included in future filings. With respect ROA and ROE rankings, the Company will disclose the peer group percentiles in any future filings that make reference to these factors.

          It is important to note that there are no assurances that the same factors will be used in future years. To the extent that the Compensation Committee does use performance factors or establishes performance targets, however, future filings will either disclose those factors or targets or, if disclosure will result in competitive harm, will disclose how difficult it will be to achieve the undisclosed targets.

          The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          While we believe this response addresses the follow-up questions raised by the staff, we would be happy to provide any additional information deemed necessary. If you have any further questions or comments related to this response, please call me at (607) 274-2037.

Sincerely,

/s/ Francis M. Fetsko

Francis M. Fetsko
Executive Vice President and CFO